

November 18, 2010

Alex Jen, CEO
Ace Consulting Management, Inc.
923 E. Valley Blvd, Suite 103B
San Gabriel, CA 91776

> **Re: Ace Consulting Management, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November 11, 2010**
> **File No. 333-169424**

Dear Mr. Jen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 12

1.   We re-issue comment one in our letter dated November 5, 2010. We continue to believe that this section should be <u>substantially</u> revised to clearly explain to investors in concrete terms what your specific business plans are and the specific actions you have taken to date, and intend to take in the future, to execute each of the proposed business plans referenced. We also note that your disclosure in this section does not appear consistent with disclosure of your actual operations discussed in the MD&A. Refer to our prior comments and revise accordingly.

2.   We note your response to comment three in our letter dated November 5, 2010. Although we note that you are not required to obtain a business license at this stage of your consulting operations, we still believe you should provide the requested disclosure regarding your operating structure and any Chinese

regulations that will impact each of your planned businesses in the future. Please revise accordingly.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

3.   We note your response to comment four in our letter dated November 5, 2010. However, your revised disclosure does not include all of the information provided in your response letter. Please further revise to include all of this information regarding the persons who received stock compensation and their relationships with you.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Via facsimile: (732) 577-1188